Lyn Shenk
Branch Chief Accountant
Division of Corporation Finance (CF/AD5)
Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549-3561

                                     16 October 2009

Re:    Tomkins plc (“the Company”)

Form 20-F for the year ended 3 January 2009

File No. 001-13634
Filed: 12 May 2009

Dear Mr. Shenk

I am pleased to submit the Company’s responses to the Staff’s comments on its Annual Report on Form 20-F for the year ended 3 January 2009 (the “2008 Annual Report”), as set out in your letter to me dated 4 September 2009.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter and we have repeated the comments set forth in the comment letter.

Performance measures, page 10

1.

We believe that presentation of “adjusted operating profit" on a group (i.e., consolidated) and business group (i.e., for "Industrial & Automotive" and "Building Products"') basis in your filing in any context other than the required reconciliation in the notes to the financial statements pursuant to IFRS 8 is presentation of a non-GAAP financial measure. Refer by analogy to question 21 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm for further guidance. Accordingly, such a measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects. In particular, it does not appear that you have disclosed substantive reasons specific to your circumstances that demonstrate the usefulness of "adjusted operating profit" on a group and business group basis to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. For example, disclose why you believe it is useful for investors to disregard each of the eliminated items in arriving at this non-GAAP measure and how inclusion of these items hinder comparison of your operating performance as stated on page 10. Also, disclose with equal or greater prominence the most directly comparable GAAP financial measure whenever this non-GAAP measure is presented. For example, "adjusted operating profit" and associated margin are reported in the first paragraph under “Results" on page 4 without the comparable GAAP measures. Please revise your presentation accordingly. Alternatively, please discontinue presentation of this non-GAAP measure and associated margin on the basis indicated above.

In response to the Staff’s comments on the explanation of the specific items excluded in arriving at adjusted operating profit, we propose to enhance the explanation of adjusted operating profit in the ‘Performance measures’ section in future filings as follows:

“Adjusted operating profit is the measure used by the Board to assess the performance of our reportable segments and is therefore the measure of segment profit that we present under IFRS. Adjusted operating profit is also presented on a consolidated basis because management believes it is important to consider the Group’s performance on a basis consistent with that of its reportable segments. When presented on a Group basis, adjusted operating profit is a non-GAAP measure. A reconciliation of adjusted operating profit to operating profit is presented in note 5 to the consolidated financial statements.

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on- year or between different businesses. Management believes that adjusted operating profit should therefore be made available to investors to assist in their assessment of the trading performance of the Group’s businesses.

During the periods under review, the items excluded in arriving at adjusted operating profit were:

(a)	restructuring costs;
(b)	the net gain or loss on disposals and on the exit of businesses;
(c)	impairments; and
(d)	the amortisation of intangible assets arising on acquisitions.

Restructuring costs and the net gain or loss on disposals and on the exit of businesses reflect specific actions taken by management to improve the Group’s future profitability. Impairments represent the excess of the carrying amount of long-lived assets over the amount that is expected to be recovered from them in the future. We therefore exclude restructuring costs, the net gain or loss on disposals and on the exit of businesses and impairments from adjusted operating profit because they are not considered to be representative of the trading performance of the Group’s businesses during the periods under review. Intangible assets arising on acquisitions are assets that are recognised only as a consequence of the required accounting for businesses combinations effected after the Group adopted IFRSs. We therefore exclude the amortisation of intangible assets arising on acquisitions from adjusted operating profit because this item hinders comparison of the trading performance of businesses acquired since the Group adopted IFRSs with that of the Group’s other businesses.

Adjusted operating profit does not reflect items that can have a significant effect on the Group’s profit or loss and should therefore be used in conjunction with, not as a substitute for operating profit. Management compensates for these limitations by separately monitoring the items that are excluded from operating profit in arriving at adjusted operating profit.”

In response to the Staff’s comments with regard to prominence of non-GAAP financial measures, we will ensure that operating profit and adjusted operating profit are presented with equal prominence in future filings. However, we draw the Staff’s attention to the fact that adjusted operating profit is discussed on certain pages (including on page 4 which is specifically mentioned by the Staff) that are not considered to be part of the Company’s filing on Form 20-F as identified in the ‘Cross-reference to Form 20-F’ section on pages
166 and 167 of the 2008 Annual Report.

2.

In regard to your presentation of "adjusted earnings per share," please disclose the substantive reasons specific to your circumstances why you believe it is useful for investors to disregard the eliminated items in arriving at this non-GAAP measure, especially given that the eliminated items have been consistently incurred in the periods presented. In particular, explain how this non-GAAP measure is an indicator of the group's ongoing ability to generate earnings and is useful to investors as a basis for assessing the value of your ordinary shares. Refer to questions 8 and 9 of the FAQ referred to above for further guidance. Alternatively, please discontinue presentation of this non-GAAP measure.

We note that alternative measures of earnings per share are envisaged by paragraph 73 of IAS 33 ‘Earnings per Share’ which permits such measures to be presented in the notes to financial statements prepared in accordance with IFRSs. However, to avoid a conflict with Item 10(e)(1)(ii)(C) of Regulation S-K with regard to the use of non-GAAP financial measures, we decided not to include adjusted earnings per share in the notes to the financial statements included in our filing.

We note the Staff’s comments with regard to our presentation of adjusted earnings per share and propose to enhance the narrative surrounding the calculation of adjusted earnings per share in the ‘Performance measures’ section in future filings as follows:

“Adjusted earnings per share is a non-GAAP measure that is based on earnings from continuing operations adjusted for the specific items excluded in arriving at adjusted operating profit and the tax effects of those items. As explained under the heading ‘Adjusted operating profit’ above, management considers that the items excluded in arriving at adjusted operating profit hinder comparison of the trading performance of the Group’s businesses. Management therefore believes that adjusted earnings per share is useful to investors in assessing the Group’s ability to generate earnings and provides a basis for assessing the value of the Company’s ordinary shares (for example, by way of price earnings multiples).

Adjusted basic and diluted earnings per share are calculated using the average number of shares that would be used in calculating the equivalent measures under IFRSs, as described in note 15 to the consolidated financial statements.

Adjusted earnings per share measures do not reflect items that can have a significant effect on the Group’s profit or loss and should therefore be used in conjunction with, not as substitutes for, the earnings per share measures defined under IFRSs.”

3.

It is not clear how the non-GAAP measure "cash conversion" is used to assess the performance of each of the group's businesses in converting their operating results into cash flows as stated on page 11 when the measure presented is on a group basis. Please clarify for us and in your disclosure.

We use cash conversion internally to measure the performance of the Group’s businesses in converting their operating results into cash flows. However, cash conversion is reported to the Board only on a Group-wide basis and we therefore present it only on a Group-wide basis in our Annual Report. We recognise that the wording on page 11 to which the Staff refers may create an expectation among users that cash conversion would be disclosed for each operating segment. We therefore propose to amend the wording of the first paragraph of the explanation of cash conversion in the ‘Performance measures’ section in future filings as follows:

“Cash conversion is a non-GAAP measure that we use to assess the Group’s performance in converting its operating results into cash flows”

4. You state in the third paragraph in the "Cash Conversion" section on page 11 that operating cash flow represents “cash flow from operations, the similarly titled GAAP measure." We did not identify the term “cash flow from operations” in your filing. Please advise. Also, characterization of "operating cash flow" in this fashion appears to be inconsistent with the characterization of it in the first sentence of the third paragraph which states that "operating cash flow" represents cash generated from operations less net capital expenditure. Please reconcile these characterizations. Further, note the prohibition in Item 10(e)(1)(ii)(E) of Regulation S-K in using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. In this regard, please revise the description of "operating cash flow" to prevent confusion with the similar GAAP measures for operating activities presented in the cash flow statement of "cash generated from operations" and "net cash inflow from operating activities."

The Staff’s comment has led us to identify that the final sentence of the third paragraph in the ‘Cash conversion’ section on page 11 should not have been included in our filing. We propose to rectify this in future filings.

For the avoidance of doubt, the correct explanation of operating cash flow was contained in the first sentence of the third paragraph under the heading ‘Cash conversion’ on page 11 which properly referred to the most directly comparable GAAP measure, ‘cash generated from operations’.

We acknowledge the Staff’s concern that the term ‘operating cash flow’ is confusingly similar to the GAAP measures ‘cash generated from operations’ and ‘net cash flow from operating activities’. We will therefore discontinue the use of the term ‘operating cash flow’ and propose to replace the second to fifth paragraphs of the explanation of cash conversion in the ‘Performance measures’ section in future filings with the following:

“Cash conversion represents cash generated from operations before cash outflows relating to restructuring projects, less net capital expenditure expressed as a percentage of adjusted operating profit. Net capital expenditure represents cash outflows on the purchase of property, plant and equipment and non-integral computer software, less proceeds from the disposal of property, plant and equipment.”

Where in the past we have referred to ‘operating cash flow’ elsewhere in our filing (for example in the table reconciling the movement in net debt on page 22), we will in future filings substitute ‘cash generated from operations less net capital expenditure’.

Operating and financial review, page 13

5. We note that "adjusted operating profit” is presented as the measure of each segment's performance presented pursuant to lFRS 8. We also note that you present "operating margin" for each segment under “Financial Highlights" on pages 7 and 9. To enable investors to have what we believe to be a more complete understanding of each of your segment's results and relative contribution to your consolidated results, please include comparative tables for the years presented that present all revenues and expenses in arriving at "operating profit" for each segment. This presentation should be accompanied by an appropriate level of analysis, with reconciliation of "operating profit" and "adjusted operating profit" for each segment and computation of each segment's "operating margin." Provide us with a copy of your intended revised disclosure. In regard to the presentation of “operating profit" for each segment, refer by analogy to question 19 of the FAQ referred to above for further guidance.

We acknowledge the Staff’s response to question 19 of the FAQ but note that this guidance was provided in the context of FASB Statement 131 and does not apply in the context of
IFRS 8.

Paragraph 28 of IFRS 8 requires only that a reconciliation should be provided of “the total of the reportable segments’ measures of profit or loss to the entity’s profit or loss before tax expense (tax income) and discontinued operations”. We presented the reconciliation required by IFRS 8 in note 5 to the financial statements.

In responding to the Staff’s comments we did, however, notice that the ‘operating margin’ presented on pages 6 and 8 should have been labelled ‘adjusted operating margin’. We propose to rectify this in future filings.

6.  We note that cost of sales is material to your results, but you have not provided an analysis of such. Please expand your disclosure to discuss and analyze cost of sales at the appropriate level of detail directly rather than solely in the context of operating profit and adjusted operating profit. We believe this would best be accomplished by providing a comparative table that quantifies the significant individual subcategories that comprise cost of sales, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those subcategories. Provide us with your proposed revised disclosure.

We note the Staff’s comments and propose to include an analysis of cost of sales in the format set out below and to discuss any material changes in the components of cost of sales in future filings.

Financial Review – 2008 compared with 2007

Analysis of cost of sales

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	% change
Inventory brought forward	799.8	770.7
Production costs incurred
- Raw materials	●	●	●%
- Direct labour costs	●	●	●%
- Other direct costs	●	●	●%
- Depreciation	●	●	●%
- Other overheads	●	●	●%
	3,996.3	4,313.7
Inventory carried forward	(772.4)	(799.8)
Cost of sales	4,023.7	4,284.6

Gross margin	27.1%	27.2%

We are unable to provide the analysis of production costs incurred during 2008 and 2007 in this letter because we do not collect this information centrally at present. We will instigate the necessary information gathering exercise once we have reached agreement with the Staff on the format of the analysis of cost of sales to be included in future filings.

Internal controls
Sarbanes-Oxley, page 49

7.

Refer to the last paragraph of this section. While there is no requirement to disclose the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to, as you have done. Please present to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We confirm that the CEO and the CFO evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a–15(e) and
15d–15(e) under the Exchange Act) as at 3 January 2009. Based on such evaluation, those officers concluded that, as at 3 January 2009, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosures.

We confirm that in future filings we will present management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures as fully defined in Exchange Act Rules 13a–15(e) and 15d–15(e).

Notes to the financial statements
Note 3 – Principal accounting policies
E. Revenue, page 69

8. Please describe the material revenue streams generated by your operations and the circumstances that demonstrate satisfaction of the four revenue recognition criteria indicated for each (i.e., when you actually recognize revenue for each). To the extent applicable, (1) discuss explicit or implicit acceptance conditions, contingencies or other circumstances that affect the timing and amount of revenue recognition; (2) discuss the degree of estimation involved in determining your revenue and the key factors involved in the estimates; (3) expand your disclosure in regard to the basis for the amount of returns, discounts and rebates that are incurred; and (4) discuss the types of revenue subject to recording as deferred income for which liabilities have been recorded as indicated in note 31 to the financial statements and the factors that determine when such is considered earned.

The Group’s revenue is derived principally from the sale of goods. Our operations generate no other material revenue streams.

In determining the Group’s revenue from the sale of goods, management has regard for the five conditions set out in paragraph 14 of IAS 18 ‘Revenue’.

In response to the Staff’s specific comments:

(1)

Contractual customer acceptance provisions are not common in our businesses but where they do exist, revenue is not recognised until the customer has accepted the products (or the right to reject them has lapsed). Contingencies and other circumstances do not have a material effect on the timing and amount of the Group’s revenue.

(2)	We generally supply goods to our customers at an agreed fixed price and there is therefore no significant degree of estimation in determining the Group’s revenue, except with regard to returns, early settlement discounts and rebates.
(3)	We propose to revise the first paragraph of Note 3E. Revenue on page 69 in future filings as follows:

“Revenue from the sale of goods represents the invoiced amount net of returns, early settlement discounts, rebates and sales taxes and is recognised only where there is persuasive evidence of a sales agreement, the delivery of goods has occurred and, where there are contractual acceptance provisions, the customer has accepted the goods (or the right to reject them has lapsed), the sale price is fixed or determinable, and the collectability of revenue is reasonably assured.
Where a customer has the right to return unwanted goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers. Rebates that may apply to issued invoices are estimated based on expected total qualifying sales to the relevant customers.”

            (4)      As at 3 January 2009, the Group recognised deferred income of $1.4 million which related to government grants (the Group’s accounting policy with regard to government grants is presented in                       Note 3M. Grants on page 70).

9.  We note references in your filing to services you perform but we did not identify disclosure in regard to revenue for such and associated cost in your accounting policy note pursuant to paragraph 35(b)(ii) of IAS 18 or in compliance with Rule 5-03.1 of Regulation S-X. Please advise.

.

We believe that the Staff is referring to our discussion of the Gates Engineering & Services (‘Gates E&S’) business on page 7. Gates E&S is a new business that is being built largely by acquisition. Its sales during 2008 totalled $47.7 million. Although its name suggests that revenue is derived from the rendering of services rather than the supply of goods, this is not the case. Gates E&S provides a service to its customers in the sense that it supplies goods to them on a “whatever, whenever and wherever” basis and derives substantially all of its revenue from the supply of goods. The rendering of services continues to be immaterial to the Group’s revenue and therefore we do not believe that it is necessary for us to present the above-referenced accounting policy disclosures.

10. In connection with paragraphs 14(e) and 20(d) of lAS 18, please include your accounting policy in regard to recognition of each significant category of costs associated with cost of sales and services, including the basis of when the costs are recognized and how such are measured reliably.

We have confirmed above that the Group’s revenue substantially comprises the supply of goods. Accordingly, cost of sales comprises:

(a)	the carrying amount of inventory brought forward; plus
(b)	production costs incurred during the period; less
(c)	the carrying amount of inventory carried forward.

Production costs are generally recognised on an accruals basis but certain costs such as depreciation and amortisation are subject to specific recognition policies that are set out in Note 3 Principal accounting policies.

The Group’s accounting policy with regard to the measurement of inventories is set out in Note 3L. Inventories on page 70.

Note 5 – Segment information, page 78

11.We note that "adjusted operating profit" is presented as the measure of each segment's performance presented pursuant to lFRS 8, and that you present such measure for "corporate." Please explain to us how corporate represents a permissible operating segment pursuant to paragraph 5 of IFRS 8. In connection with this, if corporate does not represent an operating segment, presentation of "adjusted operating profit" for such would not be appropriate here or elsewhere in your filing. Accordingly, it would appear that your corporate activities should be presented as a reconciling item in the reconciliation between segment and consolidated amounts pursuant to paragraphs 16 and 28 of IFRS 8. Please advise.

We prepare our segment disclosures in the context of the core principle expressed in paragraph 1 of IFRS 8 that:

“An entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.”

We were also mindful of the definition of an operating segment set out in paragraph 5 of
IFRS 8:

“An operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
(c)	for which discrete financial information is available”.

Addressing each of these conditions in turn, the Group’s Corporate operations:

(a)	incur expenses in relation to the management of the Group’s affairs and recharge a significant proportion of those expenses to other operating segments;

(b)

are reported as a separate segment in internal reports to the Board and, like each of the Group’s other operating segments, the performance of the Group’s corporate operations is assessed using ‘adjusted operating profit’; and

(c)	make available discrete financial information.

Moreover, consistent with paragraph 9 of IFRS 8, the Group’s corporate operations have a ‘segment manager’ who is directly accountable to and maintains regular contact with the Board to discuss operating activities, financial results, forecasts and plans.

We therefore consider that the Group’s corporate operations constitute an operating segment within the meaning of IFRS 8.

Note 12 – Income tax expense, page 85

12.In the table on page 86 that reconciles the amount of tax based on statutory rates and the income tax expense recognized in the period, it appears that amounts for “permanent differences" and "tax losses in the period not recognized" are material in determining the amount of income tax recognized. Accordingly, please expand your disclosure to describe the nature of the significant items comprising each. In regard to "tax losses in the periods not recognized," discuss why such are not recognized, the basis for their recognition and when they are expected to be recognized.

We will expand our disclosure to provide an explanation of the significant items in the reconciliation of the income tax expense in note 12 to the financial statements in future filings. For example, the explanation for such items in 2008 would read as follows:

“Permanent differences arising during 2008 principally comprised a tax credit of $115.8 million on currency translation losses that were not recognised in the accounts but were deductible for tax purposes, less the tax effect of $69.4 million on expenses that were recognised in the accounts but were not deductible for tax purposes (in particular, the tax effect of $45.4 million attributable to the impairment of goodwill which is discussed in note 19).

During 2008, tax losses amounting to $111.4 million were not recognised because it was not considered probable that the taxable entities concerned would generate sufficient taxable profits in the foreseeable future against which the losses may be utilised.”

We provide the disclosures in respect of the amount and expiry date of unused tax losses required by paragraph 81(e) of IAS 12 in note 36 on page 122.

Five year summary, page 155

13.

We note that this summary is intended to satisfy the selected financial data requirements of Item 3.A of Form 20-F, The line item presented for "adjusted operating profit" is not specified by this item and is also not a line item in your consolidated income statement. Therefore, please discontinue presenting this item.

In the UK, it is customary (though no longer required by the listing authority) for listed companies to provide a historical summary of selected financial data. Accordingly, the
‘Five-year summary’ section seeks not only to meet the requirements of Item 3.A of
Form 20-F, but also to provide the information that is customary in the UK (which may go beyond the requirements of Item 3.A of Form 20-F).

For the reasons discussed in the ‘Performance measures’ section (which, in response to Comment 1, will be enhanced in future filings), we believe that the presentation of adjusted operating profit assists in the comparison of trading performance on a year-on-year basis. We believe, therefore, that it is appropriate to present adjusted operating profit in the ‘Five-year summary’ section.

Moreover, as the ‘Five-year summary’ section is outside the financial statements, we do not believe that we are prohibited from presenting adjusted operating profit in that section provided that we comply with Item 10(e)(1) of Regulation S-K in relation to non-GAAP financial measures. We believe that we do comply with Item 10(e)(1) in this context because adjusted operating profit is cross-referenced to the explanation contained in the ‘Performance measures’ section and is reconciled to operating profit, the nearest equivalent GAAP measure, within the summary income statements presented in the ‘Five-year summary’ section.

Acknowledgement

In connection with the Staff’s comments on the Company’s Annual Report on Form 20-F for the year ended 3 January 2009, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted in our responses to the Staff’s comments, we do not propose to file an amended 2008 Annual Report but to enhance our disclosures as appropriate in our future filings, beginning with our Annual Report on Form 20-F for the year ending 2 January 2010.

Should you wish to discuss the Company’s responses, please feel free to call either me on
+44 20 8877 5155, or Elizabeth Lewzey, Vice-President, Planning & Reporting, on +44 20 8877 5119.

Yours sincerely

/s/ John W. Zimmerman

John Zimmerman

Chief Financial Officer

cc:     James Nicol

Chief Executive Officer